UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated October 6, 2015

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 – 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒             Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

Publicly-Held Corporation

Corporate Taxpayer ID (CNPJ) No. 60.643.228/0001-21

Company Registry (NIRE) 35.300.022.807 | CVM Code No. 12793

NOTICE TO THE MARKET

Disposal of relevant shareholding

Pursuant to the provisions of Article 12 of CVM Ruling No. 358/2002, as amended, FIBRIA CELULOSE S.A. (BM&FBOVESPA: FIBR3 | NYSE: FBR) (“FIBRIA” or “Company”) announces that the fund Andromeda Global Strategy Ltd. (“Andromeda”), represented by its manager J. Safra Sarasin Asset Management (Bahamas) Ltd., has informed relevant negotiations with American Depositary Receipts (ADRs) representing common shares issued by the Company and, as from October 5, 2015, it is the owner of 20,640,942 ADRs, representing 4.990% of the total capital stock of the Company.

The Company was also informed that the disposal described above is strictly for the purpose of investment, with no intention of affecting the Company’s controlling share ownership or administrative structures. Furthermore, the fund Andromeda informed that it is not a party in any agreement on the voting rights or the purchase and sale of shareholding issued by the Company.

The integral copy of the notice sent by the fund Andromeda is attached hereto.

São Paulo, October 6, 2015.

FIBRIA CELULOSE S.A.

Guilherme Perboyre Cavalcanti

Chief Financial and Investor Relations Officer

Fibria

J. SAFRA SARASIN ASSET MANAGEMENT (BAHAMAS) LTD.

Outubro 6, 2015

To:
FIBRIA CELULOSE S.A.
Alameda Santos 1357
São Paulo, SP
CEP-01419-908
Brasil

E-mail: guilherme.cavalcanti@fibria.com.br
rncampos@fibria.com.br

Ref.: Comunicação de negociação relevante

O fundo **Andromeda Global Strategy Fund Ltd.**, constituído sob as leis das Bahamas ("Fundo"), neste ato regularmente representado por sua gestora, J. Safra Sarasin Asset Management (Bahamas) Ltd., sociedade constituída e existente de acordo com as leis das Bahamas, com sede em Saffrey Square Building, Suite 103-B, Bay Street & Bank Lane, CB-10988, Nassau, The Bahamas, vem, pela presente, de acordo com a Instrução CVM nº 358/2002, conforme alterada, comunicar a Fibria Celulose S.A, inscrita no CNPJ/MF sob o nº 60.643.228/0001-21 ("Companhia") de que realizou negócios com ADRs representativos de ações ordinárias da Companhia ("ADRs") em consequência dos quais sua participação nas referidas ações ultrapassou, para baixo, em 05 de outubro de 2015, o patamar de 5%, ficando reduzida a **4.990%** das ações ordinárias da Companhia, representadas por **27,640,942** ADRs.

O Fundo também declara à Companhia (i) que esses negócios não tiveram por objetivo alterar a composição do controle ou estrutura administrativa da Companhia, e (ii) que não participa de nenhum acordo ou contrato regulando o exercício do direito de voto ou a compra e venda de valores mobiliários de emissão da Companhia.

Solicitamos à Companhia que acuse o recebimento desta comunicação assinando sua cópia anexa.

Atenciosamente,

Israel Barba e Richard Seidenberg
Diretores

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 6, 2015.

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO